金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

RECEIVED
2005 MAR 16 A 10:12

March 11, 2005

Securities & Exchange Commissio[redacted]
Division of Corpora[redacted]
Office of Int[redacted]
Room 3045,
Judiciary Pla
450 Fifth Stre
Washington, L
U.S.A.

05006644

SUPPL

EXEMPTION # 82-3604

Dear Sirs,

<u>Gold Peak Industries (Holdings) Limited</u>

On behalf of Gold Peak Industries (Holdings) Limited (the "Company"), a company incorporated in Hong Kong, I am furnishing herewith the following listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act").

Name of Report	Date Announced/Filed
Overseas Regulatory Announcement – 3-Year Transferable Loan Facility of US$30 Million of CIH Limited	February 4, 2005
Overseas Regulatory Announcement – Increase in Share Capital of a Subsidiary of CIH Limited	February 24, 2005
Overseas Regulatory Announcement – Notice of a Director's Interest and Change of his Interest in CIH Limited	March 3, 2005
Overseas Regulatory Announcement – Change of Subsidiary's Name of CIH Limited	March 7, 2005
Announcement of Major and Connected Transaction of the Company	March 9, 2005

Thank you for your attention.

PROCESSED
MAR 22 2005
THOMSON FINANCIAL

Yours faithfully,
GOLD PEAK INDUSTRIES (HOLDINGS) LIMITED

Wong Man Kit
Deputy General Manager

Encl.

香港新界葵涌葵榮路30號金山工業中心8樓
電話: (852) 2427 1133 傳真: (852) 2489 1879 網址: www.goldpeak.com
Gold Peak Building, 8/F, 30 Kwai Wing Road, Kwai Chung, New Territories, Hong Kong
Tel: (852) 2427 1133 Fax: (852) 2489 1879 Website: www.goldpeak.com

GOLD PEAK 1964-2004

CIH Ltd
CIH Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No.199106357H

3-YEAR TRANSFERABLE LOAN FACILITY OF US$30 MILLION

The Board of Directors of CIH Limited ("the Company") is pleased to announce that the Company has on 3 February 2005, entered into a US$30 million Transferable Loan Facility Agreement with a syndicate of banks and financial institutions, with Oversea-Chinese Banking Corporation Limited as the Agent and co-ordinating bank. The loan is to be drawn down within 1 year. Upon drawdown, the loan will be for a term of 3 years. The facility will be used for investments and working capital purposes.

A total of 3 banks and financial institutions participated in the facility and they are:

(1) BNP Paribas;
(2) The Hong Kong and Shanghai Banking Corporation Limited; and
(3) Oversea-Chinese Banking Corporation Limited

The acceptance of the facility is not expected to have any material impact on the consolidated net tangible assets and earnings of the Group for the current financial year.

None of the directors or controlling shareholders has any interest, direct or indirect, in the transaction.

Submitted by Ms Caroline Yeo, Company Secretary on 4 February 2005 to the SGX

CIH Ltd

CIH Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No.199106357H

INCREASE IN SHARE CAPITAL OF A SUBSIDIARY

The Board of Directors of CIH Limited ("the Company") is pleased to announce that one of its wholly owned subsidiaries, Bowden Industries (China) Limited, has subscribed in cash of HK$34.2 million for its 90% share in the increase in share capital of a subsidiary and the details are as follows:-

Name of company	:	Pierlite Lighting (China) Limited
Country of incorporation and operation	:	China
Issued and paid up capital before the increase	:	HK$12,000,000
Additional issued and paid up capital	:	HK$38,000,000
Issued and paid up capital after the increase	:	HK$50,000,000
Percentage of interest held by the Group	:	90%
Reason for share capital increase	:	To meet working capital requirements
Principal activities	:	Manufacturing and trading of lighting products and accessories

The above transaction was funded through internal resources and is not expected to have any material impact on the earnings per share and net tangible assets per share of the Group for the current financial period.

None of the directors or controlling shareholders of the Company has any interest, direct or indirect, in the above transaction.

Submitted by Caroline Yeo, Company Secretary on 24/2/2005 to the SGX

Print this page

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	CIH LIMITED
Company Registration No.	199106357H
Announcement submitted on behalf of	CIH LIMITED
Announcement is submitted with respect to *	CIH LIMITED
Announcement is submitted by *	Yeo Poh Noi Caroline
Designation *	Company Secretary
Date & Time of Broadcast	03-Mar-2005 18:08:12
Announcement No.	00069

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 02-03-2005
2. Name of Director * — Ho Pak Nin
3. Please tick one or more appropriate box(es): *
   - Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 02-03-2005
2. Name of Registered Holder — Ho Pak Nin
3. Circumstance(s) giving rise to the interest or change in interest — Sales in Open Market at Own Discretion

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	40,000
As a percentage of issued share capital	0.0313 %
No. of Shares which are subject of this notice	10,000
As a percentage of issued share capital	0.0078 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.68
No. of Shares held after the change	30,000
As a percentage of issued share capital	0.0235 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	40,000	0
As a percentage of issued share capital	0.0313 %	0 %
No. of shares held after the change	30,000	0
As a percentage of issued share capital	0.0235 %	0 %

Footnotes	The percentage of issued capital before and after the change is based on 127,598,618 shares as at 2 March 2005.
Attachments:	Total size = **0** (2048K size limit recommended)

Close Window

CIH Ltd

CIH Limited
(Incorporated in the Republic of Singapore)
Co. Reg. No.199106357H

CHANGE OF SUBSIDIARY'S NAME

The Board of Directors of CIH Limited is pleased to announce that its wholly owned subsidiary, Pierlite Lighting (HK) Limited has changed its name to GP Lighting Technology (HK) Limited.

Submitted by Ms Caroline Yeo on 7/3/05 to the SGX

Exemption #
82-3604

The Standard March 10, 2005

金山工業(集團)有限公司
Gold Peak Industries (Holdings) Limited

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 40)

GOLD PEAK

MAJOR AND CONNECTED TRANSACTION

On March 7, 2005, Tarway Two, an indirect wholly-owned subsidiary of CIHL entered into the Share Purchase Agreements with the Purchasers pursuant to which Tarway Two had agreed to sell to the Purchasers and the Purchasers had agreed to purchase from Tarway Two an aggregate 21% interest in Gerard Corporation for an aggregate cash consideration of A$25 million (or approximately HK$153.9 million).

As a result of the Disposal, Tarway Two's shareholder's loan to Gerard Corporation will be reduced in proportion to the reduction of its shareholding interest in Gerard Corporation. Tarway Two's proportionate shareholder loan in the sum of A$22.1 million (or approximately HK$136.0 million) will be repaid by the Purchasers to Tarway Two according to the terms of the Loan Agreement. The aggregate amount to be received by Tarway Two from the Purchasers is therefore A$47.1 million (or approximately HK$289.9 million).

The Transaction constitutes a major and connected transaction for the Company under the Listing Rules and will be subject to the Independent Shareholders' approval by poll at the EGM. A circular containing, among other things, further details of the Transaction, the recommendation from the Independent Board Committee in relation to the Transaction, the opinion from an independent financial adviser and a notice of EGM, will be despatched to shareholders of the Company as soon as practicable.

Trading in the Shares was suspended with effect from 9:30 a.m. on March 8, 2005 at the request of the Company pending release of this announcement. Application has been made to the Hong Kong Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on March 10, 2005.

INTRODUCTION

On March 7, 2005, Tarway Two, an indirect wholly-owned subsidiary of CIHL entered into the Share Purchase Agreements with the Purchasers pursuant to which Tarway Two had agreed to sell to the Purchasers and the Purchasers had agreed to purchase from Tarway Two an aggregate 21% interest in Gerard Corporation for an aggregate cash consideration of A$25 million (or approximately HK$153.9 million).

As a result of the Disposal, Tarway Two's shareholder's loan to Gerard Corporation will be reduced in proportion to the reduction of its shareholding interest in Gerard Corporation. Tarway Two's proportionate shareholder loan in the sum of A$22.1 million (or approximately HK$136.0 million) will be repaid by the Purchasers to Tarway Two according to the terms of the Loan Agreement. The aggregate amount to be received by Tarway Two from the Purchasers is therefore A$47.1 million (or approximately HK$289.9 million).

The relationship between Gerard Corporation, Gerard family and the Group before the completion of the Transaction is represented by the following chart:


the Company
87.1%
Gerard family
GP Industries
17.5%
65.1%
60%
CIHL
100%
Tarway Two
40%
Gerard Corporation

THE SHARE PURCHASE AGREEMENTS AND THE LOAN AGREEMENT

The following is a summary of the principal terms of the Share Purchase Agreements and the Loan Agreement:

The Share Purchase Agreements

Date
March 7, 2005

Parties

Vendor : Tarway Two, an indirect wholly-owned subsidiary of CIHL

Purchasers : each of Gerard Products Pty Ltd, Gerard Plastics Pty Ltd and Mr. Robert Geoffrey GERARD

Mr. Robert Geoffrey GERARD is a member of the GERARD family. Gerard Products Pty Ltd and Gerard Plastics Pty Ltd are beneficially owned by the GERARD family. Gerard Products Pty Ltd and Gerard Plastics Pty Ltd are investment holding companies. As GERARD family is a substantial shareholder (as defined in the Listing Rules) of CIHL which owns 17.5% interest in CIHL, the Purchasers are connected persons of the Company (as defined in the Listing Rules) and the transactions contemplated under the Share Purchase Agreements and the Loan Agreement are connected transactions for the Company under the Listing Rules.

Assets being disposed
An aggregate 21% equity interest in Gerard Corporation.

Consideration
The amount of A$25 million (or approximately HK$153.9 million) in cash, which is payable in the manner described in the paragraph headed "Loan Amount" below.

The consideration was determined after arm's length negotiations and based on the unaudited net asset value of Gerard Corporation which, as at June 30, 2004, amounted to approximately A$118.9 million (or approximately HK$731.8 million) net of shareholders' loans.

Tarway Two's Shareholder's Loan
Before the Disposal, the capital structure of Gerard Corporation consisted of paid up share capital and shareholders' loans. These shareholders' loans were contributed by shareholders in proportion to their shareholdings. These shareholders' loans which essentially were equity in nature had no fixed repayment term and were non-interest bearing.

After the Disposal, the Purchasers agreed to take up Tarway Two's proportionate shareholder loan in the sum of A$22.1 million (or approximately HK$136.0 million) and this shareholder's loan is payable in the manner described in the paragraph headed "Loan Amount" below.

Tarway Two owned 40% interest in Gerard Corporation before the Disposal and upon completion of the Share Purchase Agreements, Tarway Two will have 19% interest in Gerard Corporation and 19% of the shareholders' loans in the amount of A$20 million (or approximately HK$123.1 million) in Gerard Corporation as at June 30, 2004.

The Loan Agreement

Date
March 7, 2005

Parties

Lender : Tarway Two

Borrowers : the Purchasers

Loan Amount
The aggregate amount to be received by Tarway Two in connection to the Transaction would be A$47.1 million (or approximately HK$289.9 million), of which A$1.5 million (or approximately HK$9.2 million) has been paid upon the signing of the Share Purchase Agreements and the Loan Agreement and the remaining A$45.6 million (or approximately HK$280.7 million) are payable in the following manner:

Date	Amount *(A$)*
June 30, 2005	2.5 million
June 30, 2006	2.5 million
June 30, 2007	3.5 million
June 30, 2008	3.5 million
June 30, 2009	33.6 million

Interest will be accrued on the outstanding balance of the loan under the Loan Agreement commencing from the date which all the conditions under the Loan Agreement have been fulfilled at a rate equal to 1.5% above the Bank Bill Swap Reference Rate (Average Bid) for bank bills of 180 days published from time to time in the Australian Finance Review and payable by the Purchasers every six months thereafter.

Security
Upon signing of the Loan Agreement, the Purchasers had also entered into three share charges charging an approximately 34.3% of interests of Gerard Corporation held by them immediately after the completion of the Transaction in favour of Tarway Two as security for the outstanding consideration and loan amount payable under the Share Purchase Agreements and the Loan Agreement respectively together with any interest payable.

The percentage figure of 34.3% of interests in the Gerard Corporation to be secured by the share charges was determined after arm's length negotiation and taking into account Tarway Two's ability to exercise control over Gerard Corporation pursuant to the three share charges in case of default made by the Purchasers in addition to its remaining 19% interest in Gerard Corporation.

Condition precedent and completion of the Share Purchase Agreements and the Loan Agreement
Completion of the Share Purchase Agreements and the Loan Agreement will be conditional upon the terms of the Share Purchase Agreements and the Loan Agreement having been approved by the Independent Shareholders by poll at the EGM and will take place immediately thereafter.

INFORMATION ON GERARD CORPORATION

Gerard Corporation is an investment holding company incorporated in Australia with limited liability. Its subsidiaries are principally engaged in the businesses of manufacturing, printing, packaging, freight forwarding, commercial property ownership and rural interests in forestry and agriculture.

SUMMARY OF FINANCIAL RESULTS OF GERARD CORPORATION

Gerard Corporation was incorporated in February 2003. It has been operated for less than two years. A summary of the unaudited consolidated results of Gerard Corporation for the year ended June 30, 2004 is as follows:

	Year ended June 30, 2004 *A$'000*	*HK$'000*
Turnover	61,170	376,501
Loss before tax and minority interests	(32,629)	(200,831)
Loss after tax and minority interests	(30,973)	(190,639)

The unaudited net asset value of Gerard Corporation as at June 30, 2004 amounted to approximately A$118.9 million (or approximately HK$731.8 million) net of shareholders' loans.

REASONS AND BENEFITS FOR THE TRANSACTION

The Transaction is pursuant to and in line with CIHL's continuing efforts to divest its interests in non-core businesses.

Since Gerard Corporation is a loss-making company and the transfer of interest in Gerard Corporation is subject to pre-emption rights, it is difficult to identify a passive minority investor other than the Purchasers. Moreover, Tarway Two's shareholder's loan in the amount of A$22.1 million (or approximately HK$136.0 million) will be converted from non-interest bearing and having no fixed repayment term to interest bearing with a repayment schedule.

The Board believes that the terms of the Share Purchase Agreements and the Loan Agreement are fair and reasonable and the Transaction is in the interests of the Company and its shareholders as a whole.

USE OF PROCEEDS AND FINANCIAL EFFECT OF THE TRANSACTION

CIHL intends to use the net proceeds of the Transaction for general working capital purposes. There will not be any profit or loss from the Transaction for both CIHL and the Group. The Board believes that the Transaction would not give rise to any material effect on the working capital, gearing ratio and the net assets of the Group.

GENERAL

The Company acts as an investment holding company. The activities of its principal subsidiaries and associates are investment holding and manufacturing, marketing and trading of batteries, electronic and acoustics products, wire harness, cables, electrical installation products and LED display screens. CIHL is a 65.1% owned subsidiary of GP Industries. GP Industries is the main industrial investment vehicle of the Company which held approximately 87.1% interest in GP Industries as at the date of this announcement. CIHL is principally engaged in the development, manufacture and marketing of electrical installation products.

CIHL has obtained confirmation from the Singapore Stock Exchange that the Transaction is not an interested person transaction and shareholders' approval of CIHL for the Transaction has been waived.

The Transaction constitutes a major and connected transaction for the Company under the Listing Rules and will be subject to the Independent Shareholders' approval by poll at the EGM. An EGM will be convened and held to consider and, if thought fit, to approve the Transaction. A circular containing, among other things, further details of the Transaction, the recommendation from the Independent Board Committee in relation to the Transaction, the opinion from an independent financial adviser and a notice of EGM, will be despatched to the shareholders of the Company as soon as practicable. The Purchasers and their respective associates will be required to abstain from voting at the EGM.

Trading in the Shares was suspended with effect from 9:30 a.m. on March 8, 2005 at the request of the Company pending release of this announcement. Application has been made to the Hong Kong Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on March 10, 2005.

As at the date of this announcement, the Board consists of Mr. Victor LO Chung Wing *(Chairman & Chief Executive)*, Mr. Andrew NG Sung On *(Vice Chairman)*, Mr. Kevin LO Chung Ping, Mr. Paul LO Chung Wai, Mr. LEUNG Pak Chuen, Mr. Richard KU Yuk Hing, Mr. Andrew CHUANG Siu Leung, Mr. CHAU Kwok Wai and Mr. Raymond WONG Wai Kan as Executive Directors, Mr. Vincent CHEUNG Ting Kau as Non-Executive Director and Mr. John LO Siew Kiong, Mr. LUI Ming Wah and Mr. Frank CHAN Chi Chung as Independent Non-Executive Directors.

DEFINITIONS

"Board"	the board of Directors
"CIHL"	CIH Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 65.1% owned subsidiary of GP Industries
"Company"	Gold Peak Industries (Holdings) Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Hong Kong Stock Exchange
"Directors"	directors of the Company
"Disposal"	the disposal by Tarway Two of an aggregate 21% interest in Gerard Corporation to the Purchasers pursuant to the Share Purchase Agreements
"EGM"	the extraordinary general meeting to be convened and held to consider and, if thought fit, to approve the Transaction
"Gerard Corporation"	Gerard Corporation Pty Ltd, a company incorporated in Australia and a 40% owned associate of CIHL before the Transaction
"GP Industries"	GP Industries Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Stock Exchange and an approximately 87.1% owned subsidiary of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Independent Board Committee"	a board committee comprising independent non-executive Directors who are not interested in the Transaction
"Independent Shareholders"	shareholders of the Company other than the Purchasers
"Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
"Loan Agreement"	a loan agreement dated March 7, 2005 entered into between Tarway Two and the Purchasers in relation to the repayment of loan in the sum of A$45.6 million (or approximately HK$280.7 million) by the Purchasers to Tarway Two
"Purchasers"	Gerard Products Pty Ltd, Gerard Plastics Pty Ltd and Mr. Robert Geoffrey Gerard
"Share(s)"	ordinary shares of HK$0.50 each of the Company
"Share Purchase Agreements"	three share purchase agreements all dated March 7, 2005 entered into between Tarway Two as vendor and each of the Purchasers as respective purchaser in relation to the Disposal
"Singapore"	the Republic of Singapore
"Singapore Stock Exchange"	The Singapore Exchange Securities Trading Limited
"Tarway Two"	Tarway Two Pty Ltd, a company incorporated in Australia and an indirect wholly-owned subsidiary of CIHL
"Transaction"	collectively, the Disposal and the repayment of loan in the sum of A$45.6 million (or approximately HK$280.7 million) by the Purchasers to Tarway Two pursuant to the terms of the Loan Agreement
"A$"	Australian dollars, the lawful currency of Australia
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

In this announcement, unless otherwise stated, certain amounts denominated in Australian dollars have been translated (for information only) into Hong Kong dollars at an exchange rate of A$1.00=HK$6.155. Such conversions shall not be construed as representations that amounts in Australian dollars could have been or could be converted into Hong Kong dollars (or vice versa) at such exchange rate or any other exchange rate.

By Order of the Board
WONG Man Kit
Company Secretary

Hong Kong, March 9, 2005
www.goldpeak.com